Exhibit 99.12
Jan 18, 2006 Media Interviews on the Financial Performance of Wipro Limited for the
quarter ended December 31, 2005
Forbes
Interviewee: Suresh Senapaty, Executive Vice President, Finance & CFO, Wipro Limited
Chris
Hello, is it Mr. Senapaty.
Suresh Senapaty
Just hold on for a second please.
Chris
That’s fine.
Suresh Senapaty
Yes please.
Male Participant
Hello, Mr. Senapaty.
Suresh Senapaty
Yes.
Chris
This is Chris from Forbes Hello, you turned in a pretty good set of results today.
Suresh Senapaty
Is it possible for you to call on my landline.
Chris
Yes it is fine, if you could give the number, I will call you there.
Suresh Senapaty
Yes, 28440055
Chris
And that’s in States.
Suresh Senapaty
I am sorry.

Chris
Is that in America?
Suresh Senapaty
No in Bangalore, India, 080.
Chris
Okay, so if I am calling Bangalore, I need to call.
Suresh Senapaty
You are speaking from Delhi, right?
Chris
No, I am calling from London in England.
Suresh Senapaty
Okay, so you have to call 91-80-28440055, you just call me after 5 minutes, it will fantastic.
Chris
In 5 minutes okay.
Chris
Okay thanks very much.
Moderator
Hello Chris, I am sorry, I am dialing you again, can you just put the phone down. The WebEx guys will call you.
Chris
Okay,
Moderator
Yes thank you.
Chris
Hello Mr. Senapaty, thank you for you time. You turned in quite a good set of results today.
Suresh Senapaty
Thank you.

Chris
Which you agreed that this is the positive set of results to date.
Suresh Senapaty
Absolutely, for us this is one more strong quarter of earnings. We had both from the growth perspective, customer addition perspective, and head count addition perspective, and also profitability perspective. We had growth almost across the board in the sense that if I were to describe it, I think it is a double-digit growth both in dollar terms and rupee terms in revenue. We have growth from, if you look at from our practice perspective, in our testing services where the sequential will growth was 20% with a YOY of 89%. Similarly, infrastructure services where we had a sequential growth of 16% and a YOY of 45%, and similarly package implementation we had a sequential growth of 10%. If I look at geography, we did well again in Europe, 13% sequential growth and YOY of 51%.
Chris
And you added 37 clients in North America?
Suresh Senapaty
That is right.
Chris
That’s very impressive. Are you adding more clients in North America or are you going to be concentrating on Europe.
Suresh Senapaty
No we have like we said that about 60% of our revenue comes from US and about 33% comes from Europe and the growth has been fairly decent across the geographies. So our penetration has not been so much that we have to cap in any geography so we want to grow in all the geographies.
Chris
In all geographies okay, and your Chairman, Mr. Azim Premji, he spoke of another phase in Wipro’s growth, what does he mean by this?
Suresh Senapaty
What our meaning is the kind of sort of wide focus that we have within the organization to be able to concentrate on growth and for that some of the initiatives that we have taken and which is yielding results is account management, which means look at the top 100 accounts for the corporation and go through a strong account management process, sell service one, service two, service three, and multiple services, etc, etc. Secondly, build global delivery model, which means not only services from India, but also concentrate on China, we have just now decided. We already have in Shanghai and Beijing at a smaller scale. We want to grow it bigger. We are setting up a development center in the current quarter in Bucharest in Romania. We will look at similar such opportunities whether it is Vietnam or South America and so on and so forth. And third is also that we have already announced two acquisitions and we are very active at it and therefore we will look forward to more such initiatives.
Chris

Can you be more specific any acquisitions for the moment?
Suresh Senapaty
We have already announced two.
Chris
NewLogic and mPower.
Suresh Senapaty
That’s right, and more are in areas where we need geography penetrations, in areas we need a high level of critical mass in a particular practice or we look at in terms of certain client base that we can acquire. So the whole objective is to supplement our organic growth and not to replace it.
Chris
Supplement but not replace, I see. So which countries would you say the best candidates for acquisition.
Suresh Senapaty
We are looking at opportunities in Europe, we are looking at opportunities in the United States, and various possibilities in India.
Chris
I see, can you be more specific about Europe, which countries in Europe?
Suresh Senapaty
If you look at our practice in Europe, we are addressing the European market through two ways. One is enterprise solution and R&D services. If you look at our R&D services, we have a fairly decent presence in continental Europe, Nordic country. If you look at enterprise, 90% of our revenue comes from UK. So our presence outside of UK in the enterprise space is low and we are looking at the opportunities therefore outside of UK in Europe. If you look at our engineering services business, we have a higher concentration in United States and Japan, but if you look at in Europe again Germany and France are two large markets. We had no big presence. Through this acquisition of NewLogic, we get a presence in France and Germany both. So that is a good entry that we made. So like that, we are looking at opportunities in terms of getting into newer technology where we do not have a presence or getting a delivery center overseas, which has a lot of good customer traction and therefore we see growth there as well as ability to offer those services from India and so on and so forth.
Chris
And four more questions. I read about Wipro’s support for learning culture. Can you explain that?
Suresh Senapaty
We are in this knowledge industry, from that perspective and we are hiring about in the last quarter if you look at we had a 5200 people that we added, in addition to about 5000 we did in the previous quarter, and 4000 odd what we did just previous quarter, so which means we are talking about an addition on a net basis, which means gross of attrition, the additions are even another 10% more. So when you have this kind of addition that is taking place and we are also in the technology business which means technology is very, very short lived, 18 months to 24 months life cycles are coming down, so you have to constantly work on learnability, which means managing people in a manner that you have to provide training so that they are able to uplift themselves in the leading edge technology because that is why the customers keep coming to us. We have today about 13 to 14,000 people in our R&D services, which is the largest in the world. So when you talk about broadband, you talk about optical fiber, or you talk about wireless area, PG and 4G and so on. So a constant process of training is necessary including developing your own frameworks, your own solutions, your own IP to be able to provide time to market advantage to the customer. All this means, a lot of investment in learning, lot of training, and acquisition of knowledge on an ongoing basis including re-training.
Chris
Are you looking at specifically graduates and things like that?
Suresh Senapaty
Like I said, we have crossed 50,000 head count in our IT business, global IT business this quarter, and the kind of population we look at is a fairly significant amount of people all will be engineers definitely. We have many other functional consultants particularly in the package implementation area and the consulting area, etc. We will have a lot of so called not engineers, but diploma holders to be able to service this 24 x 7 infrastructure services, so plus if you look at the BPO part of the business you look at the graduates or even undergraduates, and you need to see career path of this people; they should get excited, they should be seeing some different kind of expansion of their roles after two years and three years of their existing jobs.
Chris
So it is something definitely worth.
Suresh Senapaty
Yes.
Chris
Well thank you very much.
Suresh Senapaty
My pleasure, nice talking to you.
Chris
Nice talking to you too. Good-bye.
Suresh Senapaty